SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                            FORM 11-K


(Mark One)

  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

   For the fiscal year ended December 31, 1998

              OR

  [ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

   For the transition period from ____ to ____.


Commission file number    000-22973


   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                  CTB, INC. PROFIT SHARING PLAN


   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                     CTB INTERNATIONAL CORP.
                       STATE ROAD 15 NORTH
                          P.O. BOX 2000
                   MILFORD, INDIANA 46542-2000

                      REQUIRED INFORMATION


Item 4. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Plan's financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.


FINANCIAL STATEMENTS AND EXHIBITS

(a)Financial Statements:

        Independent Auditors' Report

        Financial Statements:

             Statements of Net Assets Available for
             Benefits as of December 31, 1998 and 1997

             Statement of Changes in Net Assets Available for
             Benefits for the Year Ended December 31, 1998

             Notes to Financial Statements

       Supplemental Schedules:

   Item 27a - Form 5500 - Schedule of Assets Held for Investment
Purposes as of December 31, 1998 (Schedule I)

   Item 27d - Form 5500 - Schedule of Reportable Transactions for the Year Ended December 31, 1998 (Schedule II)

   Item 27a - Form 5500 - Schedule of Investment Assets Both
Acquired and Disposed of Within the Plan Year (Schedule III)

       (Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)


(b)     Exhibits

   23 - Consent of Deloitte & Touche LLP

INDEPENDENT AUDITORS' REPORT

CTB, Inc. Profit Sharing Plan:

We have audited the accompanying financial statements of CTB, Inc. Profit Sharing Plan as of December 31, 1998 and 1997, and for the year ended December 31, 1998, listed in the table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Chicago, Illinois
January 25, 2000

CTB, INC. PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997

ASSETS                               1998         1997
INVESTMENTS - At fair value:
  Collective investment funds   $36,757,496  $27,941,937
  U.S. Government securities      2,272,679      793,234
  Common stock                   10,908,290   13,937,468
  Money market fund               1,787,046    1,866,901
                                -----------  -----------

      Total investments          51,725,511   44,539,540

RECEIVABLES:
  Interest and dividends             43,069       24,822
  Employer contributions             70,130      120,084
  Employee contributions                          49,546
  Investment sales                1,963,658    1,266,411
                                -----------   ----------

      Total receivables           2,076,857    1,460,863
                                -----------   ----------

     Total assets                53,802,368   46,000,403

LIABILITIES

ACCOUNTS PAYABLE FOR PENDING
  INVESTMENT PURCHASES            1,012,301      253,270
                                -----------  -----------

NET ASSETS AVAILABLE FOR
   BENEFITS                     $52,790,067  $45,747,133
                                -----------  -----------
                                -----------  -----------

See notes to financial statements.

CTB, INC. PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1998


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Interest, dividend and other income  $   204,366
  Net appreciation in fair value of
   investments                           7,372,920
  Employer contributions                 1,332,198
  Employee contributions                 1,677,349
  Rollover contributions from
   other plans                              22,730
                                       -----------

           Total additions              10,609,563

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Payments to participants               3,351,172
  Administrative expenses                  215,457
                                       -----------

           Total deductions              3,566,629
                                       -----------

NET INCREASE IN PLAN ASSETS              7,042,934

NET ASSETS AVAILABLE FOR BENEFITS -
  Beginning of year                     45,747,133
                                       -----------

NET ASSETS AVAILABLE FOR BENEFITS -
  End of year                          $52,790,067
                                       -----------
                                       -----------

See notes to financial statements.

CTB, INC. PROFIT SHARING PLAN


NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1998

1.        DESCRIPTION OF THE PLAN

          The following brief description of the CTB, Inc. Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

          GENERAL - The Plan is a defined contribution plan for all employees of CTB, Inc. (the "Company"), other than temporary employees, who have attained age 18. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

          ADMINISTRATION - A trustee appointed by the Company maintains a separate fund for the Plan, invests contributions, disburses funds to participants and maintains individual members' accounts to which fund assets are allocated. Plan administrative expenses are paid by the Plan.

          CONTRIBUTIONS - Employees may elect to contribute up to 16% of their total compensation to the Plan on a pretax basis. Additional voluntary employee contributions may be made during the year, but no income tax deduction is allowed to the employee on these contributions. Individual employee contributions cannot exceed certain levels as prescribed by the Internal Revenue Code.

          Upon authorization of the Company's Board of Directors, the Company may make a matching contribution. The Company's matching 401(k) contribution for 1998 was 50% of the first 4% of base pay contributed per employee. In addition to its matching contributions, the Company may make discretionary contributions based upon the Company's earnings. Company contributions of approximately $920,000 in 1998 were made at the discretion of the Company and approved by the Company's Board of Directors.

          Employees must direct their own contributions and the Company's matching and discretionary contributions to any or all of seven funds: a Managed Guaranteed Investment Contract ("Magic") Fund, an Aggressive Equity Fund, a Value Equity Fund, an Equity Index Fund, a Government Bond Fund, a Government Money Market Fund and CTB International Corp. (employer) Stock Fund. Employees may change their investment options quarterly.

          PLAN FUNDING - The Company's discretionary contributions and Plan earnings thereon and forfeitures are allocated to the account of each participant based on the ratio of each participant's compensation to total annual compensation of all participants during the year.

          VESTING - Participants immediately vest in their contributions and actual earnings thereon.
          Participants vest in their allocated portion of the Company's contributions and related Plan earnings based upon length of service. Such vesting ranges from 20% after three years of service to 100% after seven years of service.

          PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and allocations of (a) Company contributions, and (b) Plan earnings, and debited with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are reallocated to the remaining participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

          PAYMENT OF BENEFITS - On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten-year period.

          TERMINATION - The Company expects the Plan to continue indefinitely, but has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Company terminates the Plan, the interest of all participants will be fully vested.

          TAX STATUS - The Plan has obtained a determination letter, dated May 14, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with applicable rules and regulations. Therefore, no provision for income taxes has been included in the Plan's financial statements.


2.        ACCOUNTING POLICIES

          The following are the significant accounting policies followed by the Plan:

          BASIS OF ACCOUNTING - The financial statements of the
          Plan are prepared using the accrual method of accounting.

          INVESTMENT VALUATION AND INCOME RECOGNITION - Investments in the Magic Fund, a collective investment fund, are fully benefit responsive, and are therefore valued at current participation unit value.
          Investments in other collective investment funds are stated at fair value based on closing prices of the net assets of shares held by the Plan at year-end. Other investments are stated at fair market value based upon quoted market prices. Net appreciation (depreciation) on investments for the year is reflected in the Statement of Changes in Net Assets Available for Benefits.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


3.        INVESTMENTS EXCEEDING 5% OF NET ASSETS

          The Plan's investments which exceeded 5% of net assets available for benefits as of December 31, 1998 and 1997 are as follows:

DESCRIPTION OF INVESTMENT       1998           1997

Key Trust Company
  of Indiana, NA:
  Employee Benefit Value
     Equity Fund           $ 12,111,769  $ 8,988,768
  Employee Benefit Equity
     Index Fund              11,690,518    8,024,316
  Magic Fund                 12,955,209   10,928,853


4.        INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

          The Magic Fund, a collective investment fund, enters into contracts with various insurance companies. The GIC investments held by the Fund represent deposits which guarantee a stated interest rate for the term of the contracts. The contracts are valued at contract value as the contracts are fully benefit responsive. As of December 31, 1998, the fair value of the investment contracts approximates carrying value. The annual effective yield of the contracts held by the Magic Fund range from 5.27% to 5.63% for 1998.

5.        NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
          INFORMATION

          Net assets available for benefits, with fund information, as of December 31, 1998, are as follows:

                                            Aggressive     Employer    Value
                                 Magic        Equity        Stock     Equity
                                 Fund          Fund         Fund       Fund
Assets:
 Investments, at
  fair market
  value:
  Collective
   investment
   funds                      $12,955,209                               $12,111,769
  U.S. Government
   securities
  Common stock                               $ 9,892,237   $1,016,053
  Money market
   fund                           347,553        322,721       54,570       308,752
                              -----------    -----------   ----------   -----------

 Total
  investments                  13,302,762     10,214,958    1,070,623    12,420,521
 Receivables:
  Interest and
   dividends                           62          8,334           74            57
  Employer
   contributions                 (107,811)        95,318       13,866        10,248
  Investment
   sales                                       1,963,658
                              -----------    -----------   ----------   -----------

 Total
  receivables                    (107,749)     2,067,310       13,940        10,305
                              -----------    -----------   ----------   -----------

Total assets                   13,195,013     12,282,268    1,084,563    12,430,826

Liabilities:
 Accounts payable
  for pending
  investment
  purchases                       347,552                      38,750       308,751
                              -----------    -----------   ----------   -----------

Total liabilities                 347,552                      38,750       308,751
                              -----------    -----------   ----------   -----------

Net assets
 available
 for benefits                 $12,847,461    $12,282,268  $ 1,045,813   $12,122,075
                              -----------    -----------  -----------   -----------
                              -----------    -----------  -----------   -----------

                                                          Government
                                Equity      Government      Money
                                 Index         Bond        Market
                                 Fund          Fund         Fund      Total
Assets:
 Investments, at
  fair market
  value:
  Collective
   investment
   funds                      $11,690,518                               $36,757,496
  U.S. Government
   securities                                 $2,272,679                  2,272,679
  Common stock                                                           10,908,290
  Money market
   fund                           317,811        241,108     $194,531     1,787,046
                              -----------     ----------     --------   -----------

 Total
  investments                  12,008,329      2,513,787      194,531    51,725,511
 Receivables:
  Interest and
   dividends                           68         33,762          712        43,069
  Employer
   contributions                   (9,572)       (11,397)      79,478        70,130
  Investment
   sales                                                                  1,963,658
                              -----------     ----------    ---------   -----------
 Total
  receivables                      (9,504)        22,365       80,190     2,076,857
                              -----------     ----------    ---------   -----------
Total assets                   11,998,825      2,536,152      274,721    53,802,368

Liabilities:
 Accounts payable
  for pending
  investment
  purchases                       317,248                                 1,012,301
                              -----------     ----------    ---------   -----------
Total liabilities                 317,248                                 1,012,301
                              -----------     ----------    ---------   -----------
Net assets
 available
 for benefits                 $11,681,577    $ 2,536,152    $ 274,721   $52,790,067
                              -----------    -----------    ---------   -----------
                              -----------    -----------    ---------   -----------

          Net assets available for benefits, with fund information, as of December 31, 1997 are as follows:

                                            Aggressive      Value      Equity
                                 Magic        Equity       Equity      Index
                                 Fund          Fund         Fund        Fund
Assets:
 Investments, at
  fair market
  value:
  Collective
   investment
   funds                      $10,928,853                 $8,988,768   $8,024,316
   U.S.
    Government
    securities
   Common stock                             $13,937,468
   Money market
    fund                           409,073      618,811      337,633      298,491
                               -----------  -----------   ----------   ----------
  Total
   investments                  11,337,926   14,556,279    9,326,401    8,322,807
  Receivables:
   Interest and
   dividends                            20       12,154           42           21
   Employer
    contributions                   30,201       40,708       24,807       22,041
   Employee
    contributions                   10,752       16,627       10,539        9,934
   Investment
    sales                                     1,266,411
                              ------------  -----------   ----------   ----------
  Total
   receivables                      40,973    1,335,900       35,388       31,996
                              ------------  -----------   ----------   ----------
Total assets                    11,378,899   15,892,179    9,361,789    8,354,803

Liabilities:
 Accounts
  payable for
  pending
  investment
  purchases                                     253,270
                              ------------  -----------   ----------   ----------

Total liabilities                               253,270
                              ------------  -----------   ----------   ----------
Net assets
 available for
 benefits                      $11,378,899  $15,638,909   $9,361,789   $8,354,803
                               -----------  -----------   ----------   ----------
                               -----------  -----------   ----------   ----------

                                         Government
                            Government     Money
                               Bond        Market
                               Fund         Fund         Total
Assets:
 Investments, at
  fair market
  value:
  Collective
   investment
   funds                                              $27,941,937
   U.S.
    Government
    securities               $793,234                     793,234
   Common stock                                        13,937,468
   Money market
    fund                       76,511     $126,382      1,866,901
                              -------     --------    -----------
  Total
   investments                869,745      126,382     44,539,540
  Receivables:
   Interest and
   dividends                   12,056          529         24,822
   Employer
    contributions               2,327                     120,084
   Employee
    contributions                 996          698         49,546
   Investment
    sales                                               1,266,411
                              -------     --------    -----------
  Total
   receivables                 15,379        1,227      1,460,863
                             --------     --------    -----------
Total assets                  885,124      127,609     46,000,403

Liabilities:
 Accounts
  payable for
  pending
  investment
  purchases                                               253,270
                             --------     --------    -----------
Total liabilities                                         253,270
                             --------     --------    -----------
Net assets
 available for
 benefits                    $885,124     $127,609    $45,747,133
                             --------     --------    -----------
                             --------     --------    -----------

6.        CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
          INFORMATION

          Changes in net assets available for benefits, with fund information, as of December 31, 1998, are as follows:

                                        Aggressive  Employer     Value
                               Magic      Equity      Stock     Equity
                               Fund        Fund       Fund       Fund
Additions to net assets
attributable to:
 Interest,
  dividend and
  other income             $    750    $  85,638    $  1,483        $ 930
 Net
  appreciation
  in fair value
  of investments            757,124    1,718,814     (76,271)   2,533,084
  Employer
   contributions            102,315      343,907      53,074      325,967
  Employee
   contributions            312,986      431,881      63,825      379,303
  Rollover
   contributions
   from other
   plans                                   9,168                    3,981
                        -----------  -----------  ----------  -----------
Total additions           1,173,175    2,589,408      42,111    3,243,265

Transfers (to)
 from other
 funds                       889,393  (4,819,748)  1,006,066      358,590
Deductions from
 net assets
 attributed to:
  Payments to
   participants              567,025   1,012,763       1,174      806,750
  Administrative
   expenses                   26,981      113,538      1,190       34,819
                         -----------  -----------  ---------  -----------
Total deductions             594,006    1,126,301      2,364      841,569
                         -----------  -----------  ---------  -----------

Net increase
 (decrease) in
 plan assets               1,468,562   (3,356,641) 1,045,813    2,760,286
Net assets
 available for
 benefits -
 beginning of
 year                     11,378,899   15,638,909               9,361,789
                         -----------  -----------  ---------  -----------
Net assets
 available for
 benefits - end
 of year                 $12,847,461  $12,282,268 $1,045,813  $12,122,075
                         -----------  ----------- ----------  -----------
                         -----------  ----------- ----------  -----------

                               * * * * * *

                                                    Government
                              Equity    Government     Money
                               Index       Bond       Market
                               Fund        Fund        Fund       Total
Additions to net
 assets
 attributable to:
 Interest,
  dividend and
  other income             $     1,600   $  102,779   $ 11,186  $   204,366
 Net
  appreciation
  in fair value
  of investments             2,382,385       57,784               7,372,920
  Employer
   contributions               299,472       51,413    156,050    1,332,198
  Employee
   contributions               415,777       53,130     20,447    1,677,349
  Rollover
   contributions
   from other
   plans                         5,186                   4,395       22,730
                           -----------    ----------  --------  -----------
Total additions              3,104,420       265,106   192,078   10,609,563
Transfers (to)
 from other
 funds                       1,166,544     1,441,331   (42,176)
Deductions from
 net assets
 attributed to:
  Payments to
   participants                915,490        45,751     2,219    3,351,172
  Administrative
   expenses                      28,700        9,658       571      215,457
                            -----------   ----------  --------  -----------
Total deductions                944,190       55,409     2,790    3,566,629
                            -----------   ----------  --------  -----------
Net increase
 (decrease) in
 plan assets                  3,326,774    1,651,028   147,112    7,042,934
Net assets
 available for
 benefits -
 beginning of
 year                         8,354,803      885,124   127,609   45,747,133
                            -----------   ----------  --------  -----------
Net assets
 available for
 benefits - end
 of year                    $11,681,577   $2,536,152  $274,721  $52,790,067
                            -----------   ----------  --------  -----------
                            -----------   ----------  --------  -----------

                                                               SCHEDULE I
CTB, INC. PROFIT SHARING PLAN

ITEM 27a - FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 1998

Number of                                                            Historical
  Units    Description of Investment                  Fair Value         Cost
           COLLECTIVE INVESTMENT FUNDS
          Key Trust Company of Indiana, NA:
 22,888    Employee Benefit Value Equity Fund         $12,111,769    $ 5,924,786
 23,679    Employee Benefit Equity Index Fund          11,690,518      6,624,314
990,422    Magic Fund                                  12,955,209     10,556,397
                                                      -----------    -----------
          Total collective investment funds            36,757,496     23,105,497
                                                      -----------    -----------
           UNITED STATES(U.S.)GOVERNMENT SECURITIES
150,000   Federal Home Loan Banks, 5% due 10/23/2001      149,554        150,000
150,000   Federal Home Loan Banks, 4.565%,
           due 10/16/2000                                 148,946        149,984
300,000   U.S. Treasury Bonds, 6%, due 2/15/2026          327,234        317,668
 75,000   U.S. Treasury Bonds, 6.5%, due 11/15/2026        87,281         74,601
425,000   U.S. Treasury Bonds, 5.5%, due 2/15/2008        450,500        436,042
 80,000   U.S. Treasury Notes, 6.25%, due 2/15/2007        87,750         80,000
100,000   U.S. Treasury Notes, 7.875%, due 8/15/2001      107,812        103,281
100,000   U.S. Treasury Notes, 7.5%, due 11/15/2001       107,531        101,463
 75,000   U.S. Treasury Notes, 7.25%, due 5/15/2004        84,059         74,468
225,000   U.S. Treasury Notes, 6.5%, due 10/15/2006       249,750        225,433
200,000   U.S. Treasury Notes, 5.75%, due 11/15/2000      203,874        200,784
115,000   U.S. Treasury Notes, 5.625%, due 12/31/1999     116,114        115,128
 50,000   U.S. Treasury Notes, 5.5%, due 2/28/2003         51,508         51,688
100,000   U.S. Treasury Notes, 5.125%, due 8/31/2000      100,766        100,045
                                                       ----------     ----------
          Total United States (U.S.)
             Government securities                      2,272,679      2,180,585
                                                       ----------     ----------
         COMMON STOCK
  7,375   Helen of Troy Ltd.                              108,324        110,536
  4,000   AAR Corp.                                        95,500         90,428
  4,400   AT&T Corp.                                      333,300        290,689
  5,585   American, Power Conversion Corp.                270,526        140,949
  5,040   Applebees International Inc.                    103,950        105,597
  5,676   Baldor Electric Co.                             114,939         98,074
  7,020   Best Software Inc.                              166,725        112,289
  6,000   Blyth Industries Inc.                           187,500        177,391
  2,675   Bristol-Myers Squibb Co.                        357,950        175,366
132,161   CTB International Corp.*                      1,016,054      1,089,682
  7,650   Cisco Systems, Inc.                             710,019        363,787
  7,550   Compaq Computer Corp.                           317,100        213,216
  6,425   Concord EFS., Inc.                              272,259        115,334
  5,875   EMC Corp. Mass                                  499,375        125,318
  8,900   Eagle USA Airfreight, Inc.                      218,050        115,036
  7,225   Emerson Electric Co.                            437,112        380,338
  4,000   Ethan Allen Interiors, Inc.                     164,000        197,225
  4,000   General Cigar Holdings, Inc.                     34,752         29,041
  4,900   General Electric Co.                            499,800        164,370
  4,000   Halliburton Co.                                 118,500        119,158
 10,825   I-Stat Corp.                                     81,188         79,131
  6,530   Innovex, Inc.                                    89,447        126,000
  2,175   Intel Corp.                                     257,875        166,050
  7,000   Leggett & Platt, Inc.                           154,000        121,523
  4,000   Lowe's Cos., Inc.                               204,752        158,907
  6,000   MSC Industrial Direct Co., Inc.                 135,750        143,787
  2,200   Mercantile Bankshares Corp.                      84,700         78,089
  1,850   Minerals Technologies, Inc.                      75,735         83,543
  2,500   Mueller Industries, Inc.                         50,783         53,393
  6,800   Networks Associates, Inc.                       450,500        248,889
  4,450   Northern Trust Corp.                            388,543        150,648
  8,300   PeopleSoft, Inc.                                157,185        144,212
 10,025   Personnel Group of America, Inc.                175,437        121,325
  5,000   Pier 1 Imports Inc.                              48,440         68,554
  6,225   Robert Half International Inc.                  277,013        128,664
  3,200   Schlumberger Ltd.                               148,400        163,862
  8,550   Staffmark Inc.                                  191,306        153,267
  5,237   Staples, Inc.                                   228,794         58,336
  4,000   Starbucks Corp.                                 224,500        103,056
  8,950   Tyco International Ltd.                         675,170        290,489
 15,650   Tyson Foods, Inc.                               332,563        302,621
  3,200   Wal-Mart Stores, Inc.                           260,602        115,469
  3,925   Whole Foods Market, Inc.                        189,872        156,704
                                                      -----------    -----------
          Total common stock                           10,908,290      7,430,343
                                                      -----------    -----------
          MONEY MARKET FUND
          Money Market Fund                             1,787,046      1,787,046
                                                      -----------    -----------
          TOTAL ASSETS HELD FOR INVESTMENT            $51,725,511    $34,503,471
                                                      -----------    -----------
                                                      -----------    -----------
                       *Party-in-interest

                                                              SCHEDULE II
CTB, INC. PROFIT SHARING PLAN
ITEM 27D - FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998

                         Purchases                   Sales
                  ----------------------   ------------------------
Description       Number of      Cost      Number of    Proceeds      Gain (Loss)
                   Trans-                    Trans-                   on Securi-
                  actions                   actions                      ties
                                                                         Sold
Employee
 Benefits Money
 Market Fund         491    $25,654,967         381     $24,294,545

Employee
 Benefit Equity
 Index Fund           46      2,288,230          34       1,004,413     $391,840

Guaranteed
 Interest Fund        48      2,222,346          42         953,116      160,467

Value Equity
 Fund                 49      1,797,816          36       1,203,785      577,424

S&P 500 Mutual
 Fund                  3      1,596,385           4       1,586,656      (12,231)

                                                                  SCHEDULE III
CTB, INC. PROFIT SHARING PLAN
ITEM 27A - FORM 5500 - SCHEDULE OF INVESTMENT ASSETS BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
YEAR ENDED DECEMBER 31, 1998

 Purchase    Sale                              Shares/                        Gain
   Date      Date       Description             Unit     Cost     Proceeds   (Loss)
8/13/1998               S&P 500 Mutual Fund     5,000  $544,413
8/13/1998               S&P 500 Mutual Fund     3,000   326,825
            8/13/1998   S&P 500 Mutual Fund     5,000             $544,891  $(1,453)
            8/17/1998   S&P 500 Mutual Fund     3,000              327,040   (1,446)
9/02/1998               S&P 500 Mutual Fund     7,000   726,373
            9/8/1998    S&P 500 Mutual Fund     3,000              311,553   (8,177)
            9/18/1998   S&P 500 Mutual Fund     4,000              415,404   (1,153)

                           SIGNATURES


     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   CTB, INC. PROFIT SHARING PLAN

                                   By:  CTB, Inc. Profit Sharing
                                        Committee

Date: January 28, 2000
                                   /S/ DON J. STEINHILBER
                                   Don J. Steinhilber, Member


                                   /S/ MICHAEL J. KISSANE
                                   Michael J. Kissane, Member


                                   /S/ MARK W. NEAL
                                   Mark W. Neal, Member


                                   /S/ RICHARD A. VAN PUFFELEN
                                   Richard A. Van Puffelen,
                                   Member